MANPA

03 OCT 21 AM 7:21

Rule 12g3-2 (b) File N° 82-4240

Caracas September 13th, 2003

03032825

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

SUPPL

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Very truly yours,

10/27

Leticia Level
Corporate Planning Manager
Fax N° 58-212-9012317
Phone No 58-212-9012245

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH XIOMARA HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, August 22, 2003.

Messrs.

NATIONAL SECURITIES COMMISSION

City.-

Attention: National Securities Registry

This is to inform that as of today we sent a communication to Citibank authorizing reopening the American Depositary Receipts (ADR) program that Manufacturas de Papel, C.A. (MANPA) S.A.C.A. holds, so that it can make the operations of accepting, paying off and converting ADR's.

Manufacturas de papel, C.A. (MANPA)S.A.C.A.

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

jlovera@manpa.com.ve

Pone:901-2335 Fax 901-2317

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: National Securities

Commission. 2003 August 22 PM 1:56. FILE. RECEIVED."------------------------------------

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 10th, 2003.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

2003 AUG 22 PM 1:56

RECIBIDO

Caracas 22 de Agosto del 2003.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Registro Nacional de Valores

Sirva la presente para comunicarles que con fecha de hoy hemos enviado una comunicación al Citibank en la que se les autoriza a reabrir el programa de American Depositary Receipts (ADR) que mantiene Manufacturas de Papel, C.A. (MANPA) SACA, de tal manera que se puedan realizar las operaciones de aceptación, cancelación y conversión de (ADR).

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera
Vicepresidente Corp. de Finanzas
Jlovera@manpa.com.ve
Teléfono: 901 23 35 Fax 901 23 17